Exhibit 99.1

Amaya Appoints Jerry Bowskill as Chief Technology Officer

Montreal, Canada - June 14, 2017 - Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced the appointment of Jerry Bowskill as Chief Technology Officer of Amaya, effective immediately.

Dr. Bowskill joins the company today and will be responsible for the overall technology performance and strategy of the business. Reporting directly to Rafi Ashkenazi, Chief Executive Officer of Amaya, Dr. Bowskill will drive and execute the strategic technology vision of the business to maximize the potential of its expanding product suite and its impact on Amaya’s millions of current and future customers. Dr. Bowskill will lead a team of more than 300 technologists and developers worldwide.

“Jerry’s wealth of technical expertise and commercial experience will be a great asset for our gaming and interactive brands. I look forward to working closely with him again,” said Mr. Ashkenazi.

“I am excited to be joining such a continuously evolving consumer tech company and to help lead its growth through the efficient delivery of high quality products and services, development of innovative new products, and continued expansion of its offerings,” said Dr. Bowskill.

Immediately prior to joining Amaya, Dr. Bowskill was a technology consultant for Partis Solutions, a global leader in the provision of corporate services to the interactive gaming industry from January 2017 to June 2017. Prior to that, Dr. Bowskill was the Chief Technology Officer of TouchTunes Interactive Networks, the largest in-venue interactive music and entertainment platform, from September 2015 to November 2016. From May 2012 to September 2015, Dr. Bowskill served in a variety of roles at Scientific Games Corporation (Nasdaq: SGMS), a leading developer of technology-based products and services and associated content for worldwide gaming and lottery markets, including as its Chief Architect and as a founding stakeholder and the Chief Technology Officer of SG Interactive, the Internet product division of Scientific Games. Prior to Scientific Games, Dr. Bowskill was the Technology and Solutions Director at Playtech plc (LSE: PTEC), a leading online gaming software development company, following its acquisition of Gaming Technology Solutions in 2009, where he was a co-founder and served as the Director of Technology and Division Chief Executive Officer while the company created a leading open-platform based online gaming development ecosystem. Dr. Bowskill began his professional career as a research scientist, holding several roles within British Telecom’s advanced applications & technology research group. As a researcher, he authored over 40 academic publications and was a research associate, investigating wearable and contextual computing, at the Massachusetts Institute of Technology’s “Media Lab”. Dr. Bowskill has a BSc (Honours) degree in Microelectronics and Information Processing and a Ph.D in image processing, each from the University of Brighton in the United Kingdom.

Dr. Bowskill is the most recent addition to a strong management team that has been bolstered over the last year with the appointment of Mr. Ashkenazi as Chief Executive Officer, the hiring of Brian Kyle as Chief Financial Officer, Robin Chhabra as Corporate Development Officer, Bo Wänghammar as Managing Director of PokerStars Casino, and Zeno Ossko as Managing Director of BetStars, and the promotion of Guy Templer as Chief Operating Officer of Amaya’s brands.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European

Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 111 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the appointment of Dr. Bowskill as the new Chief Technology Officer and the future performance of Dr. Bowskill and Amaya as a result thereof. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, Amaya’s appointment of Dr. Bowskill and expectations related to the future performance of Dr. Bowskill and Amaya as a result thereof, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three months ended March 31, 2017, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

The appointment to the position named above may be subject to gaming or other legal and regulatory approval, in which case the appointment is not effective until such approval is obtained, if at all. Amaya may be making this announcement on behalf of an affiliate or subsidiary and, in such a case, is not the employer of the individual featured in the announcement.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.